[LETTERHEAD OF SHEARMAN & STERLING LLP]

jbucher@shearman.com	November 18, 2005
(650) 838-3737

Via EDGAR and Federal Express

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 6010

Lipid Sciences, Inc.
Form S-3 filed October 27, 2005
Registration No. 333-129280

Dear Mr. Riedler:

On behalf of our client, Lipid Sciences, Inc. (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 6, 2005 (the “November 6 Letter”), concerning the Registration Statement on Form S-3 (File No. 333-129280), filed by the Company with the Commission on October 27, 2005.  The responses set forth below in part indicate the changes that have been made in Amendment No. 1 to the Registration Statement filed today with the Commission in response to the Comments and our conversation with the Staff.  The prospectus forming a part of any Registration Statement that we file with the Commission is referred to in this letter as the “Prospectus.”

Comment No. 1:  This is to advise you that we are not conducting a full review of the Form S-3 filed by Lipid Sciences, Inc. (the “Company”) on October 27, 2005.  However, we will be monitoring for: (i) the filing the signature of your Chief Accounting Officer.

Response:  The Company has revised the signature page to note that the Company’s Chief Financial Officer is the Principal Financial and Accounting Officer of the Company.

Comment No. 2:  This is to advise you that we are not conducting a full review of the Form S-3 filed by Lipid Sciences, Inc. (the “Company”) on October 27, 2005.  However, we will be monitoring for… (ii) disclosure of the natural persons with voting and dispositive power over the shares held by UBS O’Connor LLC in the selling securityholder table.

Response: UBS O’Connor LLC has advised us that it is a wholly-owned subsidiary of UBS AG, which is listed and traded on the New York Stock Exchange.  We understand it is the Staff’s position that in this circumstance, disclosure of the natural persons with voting and dispositive power over the securities held by UBS O’Connor LLC is not necessary.  The Company has included disclosure on page 12 that UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG, a publicly-held entity.

Comment No. 3:  This is to advise you that we are not conducting a full review of the Form S-3 filed by Lipid Sciences, Inc. (the “Company”) on October 27, 2005.  However, we will be monitoring for… (iii) disclosure as to certain broker-dealers and affiliates of broker dealers in the sellng securityholder table described below.

We call to your attention the requirements of Item 507 (selling shareholders).  We note that certain broker dealers listed as selling shareholders in the Selling Securityholder Table may have obtained the shares other than as compensation for services.  In that event, such selling shareholders are deemed underwriters under the Securities Act of 1933.  In that case, please revise your registration statement to state that they are underwriters in the section titled “Plan of Distribution” and in such other places that would be appropriate.

Response:  The Company questioned each selling shareholder as to whether they were broker-dealers registered pursuant to Section 15 of the Exchange Act, and they each advised us that they were not a broker-dealer.

Comment No. 4:  Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and your disclosure should be revised to include the following representations: (i) the Selling Shareholder purchased in the ordinary course of business and (ii) at the time of purchase, the Selling Shareholder had no agreements or understanding to distribute securities.

Response:  As requested by the Staff, the Company has included disclosure on pages 11-13 identifying those selling securityholders that have advised the Company that they are affiliates of broker-dealers, and that they purchased in the ordinary course of business and that at the time of purchase, they had no agreements or understandings to distribute the securities.

***

Should you have any questions with regard to these responses, or if you require additional information, please feel free to contact the undersigned at (650) 838-3737 or Emily Chen at (650) 838-3620.

The Company expects to request acceleration of effectiveness of the Registration Statement in a separate letter to the Staff, and undertakes to include in such letter the acknowledgments requested by the Staff in the November 6 Letter.

Best regards,

/s/ James B. Bucher

James B. Bucher

cc:	S. Lewis Meyer, Ph.D., Lipid Sciences, Inc.
Sandra Gardiner, Lipid Sciences, Inc.